

September 16, 2013

<u>Via E-mail</u>
Mark W. Sopp
Chief Financial Officer
SAIC, Inc. and Science Applications International Corp.
1710 SAIC Drive
McLean, VA 22102

> **Re:** **SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 27, 2013**
> **Form 10-Q for the Quarter Ended August 2, 2013**
> **Filed September 5, 2013**
> **File No. 001-33072**
>
> **Science Applications International Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 27, 2013**
> **Form 10-Q for the Quarter Ended August 2, 2013**
> **Filed September 5, 2013**
> **File No. 000-12771**

Dear Mr. Sopp:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

Combined Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Planned Separation Transaction, page F-14

1.   We note that in connection with the separation, the company incurred expenses for severance costs and lease termination and facility consolidation, which you classify as "separation transaction expenses" in your consolidated statements of income. Please clarify whether these expenses are directly related to the separation transaction or whether they represent restructuring charges related to the operations that will remain with the Parent following the transaction. If the latter is the case, please revise your disclosures in future filings to indicate as such.

2.   In addition, you state that certain of the transaction expenses will be capitalized for tax purposes if the separation transaction is complete, resulting in a reversal in discontinued operations of tax benefits previously recognized. Please explain further, which transaction expenses are subject to capitalization and clarify how this will impact your tax accounting and discontinued operations. Please provide the accounting guidance you relied upon for these transactions.

Note 7. Notes Payable and Long-Term Debt, page F-25

3.   We note that Sciences Applications International Corporation ("Sciences Application") has fully and unconditionally guaranteed the obligations of SAIC under its $450 million 4.45% notes and $300 million 5.95% notes. We further note that Sciences Applications has outstanding debt related to its $300 million 5.5% notes and $250 million 7.13% notes, which is fully and unconditionally guaranteed by SAIC. Tell us how these obligations and guarantees will be impacted by the separation transaction and specifically address the fact that following the separation New SAIC will be renamed Science Applications International Corporation.

Form 10-Q for the Quarterly Period Ended August 2, 2013

Note 4. Goodwill and Intangible Assets

4.   We note that during the second quarter of fiscal 2014, you forecasted a significant decline in revenue and operating revenue related to certain reporting units within your Health and Engineering ("HE") reporting segment, which resulted in an interim evaluation of your goodwill for potential impairment. Tell us the percentage by which the fair value exceeded the carrying value for your HE reporting segment at the time of your

evaluation. Also, to the extent that you have determined the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination in future filings. Alternatively, if the estimated fair value for any of your reporting units is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- discuss the degree of uncertainty associated with the key assumptions; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief